1933 Act File No.
                                                     1940 Act File No. 811-08103

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

           For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust: NUVEEN UNIT TRUST, SERIES 96

B.   Name of Depositor: JOHN NUVEEN & CO. INCORPORATED

C.   Complete address of Depositor's principal executive offices:

                                                 333 West Wacker Drive

                                                 Chicago, Illinois  60606

D.   Name and complete address of agents for service:

                                                 JOHN NUVEEN & CO. INCORPORATED

                                                 Attention:  Alan G. Berkshire

                                                 333 West Wacker Drive

                                                 Chicago, Illinois 60606

                                                 CHAPMAN AND CUTLER
                                                 Attention:  Eric F. Fess

                                                 111 West Monroe Street
                                                 Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

[ ]               immediately upon filing pursuant to paragraph (b)

[ ]               on (date) pursuant to paragraph (b)

[ ]               60 days after filing pursuant to paragraph (a)

[ ]               on (date) pursuant to paragraph (a) of Rule (485 or 486)

[ ] This Post-effective amendment designates a new effective date for a previously filed Post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement

[ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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                   Preliminary Prospectus Dated June 13, 2000

                              Subject to Completion

                         Nuveen Unit Trusts - Series 96

         The final Prospectus for a Prior Series is hereby used as part of a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only

         The information in this prospectus is not complete and may be changed. We may not sell these securities unit the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         (Incorporated herein by reference is the final prospectus from Nuveen Unit Trusts, Series 39 (Registration No. 333-75111) as filed on June 23, 1999 which shall be used as a preliminary prospectus for Nuveen Unit Trusts, Series 96.)



Series 96.Sticker#1

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                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

         The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

         INSURER/POLICY NO.                                     AMOUNT

         Reliance Insurance Company                             $26,000,000
         B 262 6895


B.   This Registration Statement comprises the following papers and documents:

                  The facing sheet
                  The Prospectus
                  The signatures
                  Consents of Counsel

     The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust,
     Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-25225) filed on behalf of Nuveen Unit Trust, Series 4).

1.1(b) Trust Indenture and Agreement (to be supplied by amendment).

1.2 Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated, Depositor. (Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16).

1.3 Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated. (Incorporated by reference to Form N-8B-2 (File No. 811-2198) on behalf of Nuveen Tax-Free Unit Trust, Series 37).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 (file No. 333-96279) filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series
     82).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).


                                      S-1

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3.2  Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of Securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.2  Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4  Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 (File No. 811-08103) filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).





C.       EXPLANATORY NOTE

                  The Registration Statement may contain multiple separate prospectuses. Each Prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.       UNDERTAKINGS

          1. The Information Supplement to the Trust will not include third party financial information.


                                      S-2

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trust, Series 96 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 13th day of June, 2000.

                                                    NUVEEN UNIT TRUST, SERIES 96
                                                                    (Registrant)

                                               By JOHN NUVEEN & CO. INCORPORATED
                                                                     (Depositor)

                                                       By /s/ Benjamin T. Fulton
                                ------------------------------------------------
                                            Managing Director and Vice President

                                                     Attest /s/ Nicholas Dalmaso
                                  ----------------------------------------------
                                                             Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE                                     TITLE*                                               DATE

Timothy R. Schwertfeger                       Chairman, Board of Directors                     )
                                              Chief Executive Officer                          )
                                              and Director                                     )

                                                                                               )
John P. Amboian                               President and Director                           )       /s/ Jessica Droeger
                                                                                                   -----------------------
                                                                                               )
Margaret E. Wilson                            Vice President and Controller                    )     June 13, 2000

--------------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).


                                      S-3

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                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

         The consent of Chapman and Cutler to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.


                       CONSENT OF THE CHASE MANHATTAN BANK

         The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.


                      CONSENT OF CARTER, LEDYARD & MILBURN

         The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.


                                      S-4

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